UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of October 2015

EXFO Inc.
(Translation of registrant's name into English)

400 Godin Avenue, Quebec, Quebec, Canada   G1M 2K2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

Signatures
Press Release
Condensed Unaudited Interim Consolidated Balance Sheets
Condensed  Unaudited Interim Consolidated Statements of Earnings
Condensed  Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)
Condensed  Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity
Condensed  Unaudited Interim Consolidated Statements of Cash Flows

On October 7, 2015, EXFO Inc., a Canadian corporation, reported its results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2015. This report on Form 6-K sets forth the news release relating to EXFO's announcement and certain information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and the fiscal year ended August 31, 2015. This press release and information relating to EXFO's financial condition and results of operations for the fourth fiscal quarter and year end for the fiscal year ended August 31, 2015 are hereby incorporated as a document by reference to Form F-3 (Registration Statement under the Securities Act of 1933) declared effective as of July 30, 2001 and to Form F‑3 (Registration Statement under the Securities Act of 1933) declared effective as of March 11, 2002 and to amend certain material information as set forth in these two Form F-3 documents.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXFO INC.
By: /s/ Benoit Ringuette Name: Benoit Ringuette Title: General Counsel and Corporate Secretary

Date: October 8, 2015

EXFO Reports Fourth-Quarter and Fiscal 2015 Results

Q4 2015
▪	Sales total US$56.6 million
▪	Adjusted EBITDA amounts to US$5.0 million, 8.8% of sales
▪	Restructuring to deliver annual cost savings of US$3.5 million
▪	Philippe Morin to join EXFO in new role as COO

Fiscal 2015
▪	Sales decrease 3.8% to US$222.1 million due to currency impact
▪	Adjusted EBITDA totals US$13.8 million, 6.2% of sales
▪	SG&A and R&D expenses drop by US$5.1 million

QUEBEC CITY, CANADA, October 7, 2015 — EXFO Inc. (NASDAQ: EXFO) (TSX: EXF) announced today financial results for the fourth quarter and fiscal year ended August 31, 2015.

Sales in the fourth quarter of fiscal 2015 reached US$56.6 million compared to US$57.8 million in the third quarter of 2015 and US$59.7 million in the fourth quarter of 2014. Annual sales decreased 3.8% to US$222.1 million in fiscal 2015 from US$230.8 million in 2014, but were stable year-over-year on a constant currency* basis.

Bookings totaled US$54.9 million for a book-to-bill ratio of 0.97 in the fourth quarter of fiscal 2015 compared to US$59.2 million in the third quarter of 2015 and US$57.3 million in the fourth quarter of 2014. Overall for fiscal 2015, bookings decreased 7.2% to US$223.1 million for a book-to-bill ratio of 1.00 from US$240.4 million in 2014.

Gross margin before depreciation and amortization* attained 61.2% of sales in the fourth quarter of fiscal 2015 compared to 61.4% in the third quarter of 2015 and 63.0% in the fourth quarter of 2014.  In fiscal 2015, gross margin reached 61.7% of sales compared to 62.4% in 2014.

In the fourth quarter of fiscal 2015, IFRS net earnings amounted to US$2.3 million, or US$0.04 per diluted share, compared to net earnings of US$0.6 million, or US$0.01 per diluted, share in the third quarter of 2015 and US$1.2 million, or US$0.02 per diluted share, in the fourth quarter of 2014. IFRS net earnings in the fourth quarter of 2015 included US$1.3 million in after-tax restructuring charges, US$0.3 million in after-tax amortization of intangible assets, US$0.1 million in stock-based compensation costs and a foreign exchange gain of US$2.4 million.

In fiscal 2015, IFRS net earnings totaled US$5.3 million, or US$0.09 per diluted share, compared to US$0.8 million, or US$0.01 per diluted share, in 2014. IFRS net earnings in 2015 included, US$2.7 million in after-tax amortization of intangible assets, US$1.3 million in after-tax restructuring charges, US$1.3 million in stock-based compensation costs and a foreign exchange gain of US$7.2 million.

Adjusted EBITDA* totaled US$5.0 million, or 8.8% of sales, in the fourth quarter of fiscal 2015 compared to US$4.5 million, or 7.7% of sales, in the third quarter of 2015 and US$5.8 million, or 9.6% of sales, in the fourth quarter of 2014. Adjusted EBITDA amounted to US$13.8 million, or 6.2% of sales, in fiscal 2015 compared to US$14.4 million, or 6.2% of sales, in 2014.

Cash and short-term investments decreased to US$27.4 million at the end of fiscal 2015 from US$59.8 million at the end of 2014 largely due to EXFO's substantial issuer bid (SIB) and normal course issuer bid (NCIB) share repurchase plans totaling US$25.5 million.

"While financial results for fiscal 2015 are below my expectations mainly due to adverse conditions and the strength of the US dollar against a basket of currencies, I am nonetheless quite pleased with the important internal transformations implemented during 2015 that will strongly contribute to value creation in 2016 and beyond," said Germain Lamonde, EXFO's Chairman, President and CEO. "We launched EXFO Xtract, an exciting, real-time network performance and service experience analytics solution that is enjoying significant deal traction with leading customers. We resolved specific issues within our Protocol family of solutions with tangible growth results in the second half of 2015 that should accelerate during 2016. We lowered operating expenses by US$6.7 million, while additional cost savings of US$3.5 million are expected in 2016 from our August restructuring plan. We strengthened our executive team with the appointment of Philippe Morin in a new role as COO to improve global sales execution and product strategy. His vast executive experience at Ciena and Nortel will be strong assets for EXFO as we strive to expand our end-to-end network performance and service visibility business."

"We also delivered strong sales growth in our Physical-layer product line in 2015 which should continue in 2016. Given all of the above factors, fiscal 2016 promises to be far more satisfying from a growth standpoint, especially in the higher-margin Protocol area which includes solutions and systems, wireless, data centers, Cloud and web-scale service provider markets," Mr. Lamonde added. "Combined with an ongoing tight focus on operating expenses, we are targeting more than 40% growth in adjusted EBITDA to reach US$20 million in 2016, which should be achieved at a revenue level of about US$230 million."

Selected Financial Information (unaudited)
(In thousands of US dollars)

	Q4 2015		Q3 2015		Q4 2014	FY 2015	FY 2014

Sales	$56,594		$57,781		$59,742	$222,089		$230,806
Bookings	$54,916		$59,249		$57,335	$223,062		$240,405
Book-to-bill ratio	0.97		1.03		0.96	1.00		1.04
Gross margin before depreciation and amortization*	$34,619		$35,500		$37,633	$137,050		$143,970
	61.2%		61.4%		63.0%	61.7%		62.4%

Other selected information:
Net earnings	$2,323		$563		$1,204	$5,298		$783
Amortization of intangible assets	$322		$444		$1,117	$2,883		$4,398
Stock-based compensation costs	$133		$374		$424	$1,295		$1,696
Restructuring charges	$1,637	$	−	$	−	$1,637	$	−
Net income tax effect of the above items	$(371)		$(49)		$(62)	$(531)		$(256)
Foreign exchange gain (loss)	$2,425		$(175)		$(334)	$7,212		$1,634
Adjusted EBITDA*	$4,962		$4,462		$5,756	$13,779		$14,391

Operating Expenses
Selling and administrative expenses totaled US$20.5 million, or 36.3% of sales, in the fourth quarter of fiscal 2015 compared to US$20.5 million, or 35.5% of sales, in the third quarter of 2015 and US$21.5 million, or 35.9% of sales, in the fourth quarter of 2014. In fiscal 2015, selling and administrative expenses amounted to US$82.2 million, or 37.0% of sales, compared to US$86.4 million, or 37.4% of sales, in 2014.

Net R&D expenses amounted to US$10.9 million, or 19.3% of sales, in the fourth quarter of fiscal 2015 compared to US$10.9 million, or 18.9% of sales, in the third quarter of 2015 and US$10.8 million, or 18.2% of sales, in the fourth quarter of 2014. In fiscal 2015, net R&D expenses totaled US$44.0 million, or 19.8% of sales, compared to US$44.8 million, or 19.4% of sales, in 2014.

FY 2015 Highlights

▪
Sales. Sales of Physical-layer solutions (optical and copper access) increased 9.1% year-over-year, while sales of Protocol-layer solutions (transport & datacom, wireless, service assurance and network visibility) decreased 19.1%. On a constant currency basis, the Physical-layer growth would be higher and Protocol-layer decline lower to reflect stable sales year-over-year for the combined product lines.

Sales in the Americas (-1.9%) and Asia-Pacific (+0.8%) regions were relatively stable year-over-year, while sales in Europe, Middle East and Africa (EMEA) decreased 10.5%. EXFO's largest customer accounted for 7.1% of sales in fiscal 2015, while the company's top-three customers represented 14.4%. In comparison, EXFO's largest customer accounted for 6.1% of sales in 2014, while the company's top-three customers represented 11.6%.

▪
Profitability. EXFO generated adjusted EBITDA of US$13.8 million, or 6.2% of sales, in fiscal 2015 compared to US$14.4 million, or 6.2% of sales, in 2014. Selling and administrative expenses, net R&D expenses as well as depreciation and amortization expenses decreased by a total of US$6.7 million in 2015 due to the strength of the US dollar and tight cost controls. The company's restructuring plan, which incurred after-tax expenses of US$1.3 million in the fourth quarter of 2015, is expected to deliver US$3.5 million in annual cost savings. EXFO also returned US$25.5 million to shareholders via its substantial issuer bid (SIB) and normal course issuer bid (NCIB) share repurchase plans in 2015.

•
Innovation. EXFO launched 13 new products or major enhancements in fiscal 2015. Key new product introductions included EXFO Xtract, a real-time analytics software platform that has been well received by network operators for critical end-to-end network performance and service visibility requirements. EXFO also introduced the NetBlazer 800 v2 series, a quad-port, field-portable, transport & datacom performance validation test solution designed to accelerate and simplify the turn-up of 1G and 10G Ethernet services. This solution is housed in the new FTB-1 Pro, a lightweight and compact test platform allowing field technicians to carry out dedicated optical, Ethernet and multi-service testing. The company also released CPRI (common public radio interface) test capabilities for fiber-to-the-antenna (FTTA) and distributed antenna system (DAS) deployments. Finally, EXFO introduced new features for its patented intelligent optical link mapping (iOLM) software and for its automated wireless fiber inspection solutions, both contributing to automate and accelerate fiber deployments in wireless access networks.

Business Outlook
EXFO forecasts sales between US$55.0 million and US$60.0 million for the first quarter of fiscal 2016, while IFRS net results are expected to range between a loss of US$0.01 per share and earnings of US$0.03 per share.

IFRS net loss/earnings include US$0.01 per share in after-tax amortization of intangible assets and stock-based compensation costs.

This guidance was established by management based on existing backlog as of the date of this press release, seasonality, expected bookings for the remaining of the quarter, as well as exchange rates as of the day of this press release.

For fiscal 2016, EXFO is targeting adjusted EBITDA of US$20 million which should be achieved at a revenue level of about US$230 million.

Conference Call and Webcast
EXFO will host a conference call today at 5 p.m. (Eastern time) to review fourth quarter and year-end financial results for fiscal 2015. To listen to the conference call and participate in the question period via telephone, dial 1-704-288-0432. Please take note the following conference ID number will be required: 24691492. Germain Lamonde, Chairman, President and CEO, and Pierre Plamondon, CPA, CA, Vice-President of Finance and Chief Financial Officer, will participate in the call. An audio replay of the conference call will be available two hours after the event until 11:59 p.m. on October 14, 2015. The replay number is 1-855-859-2056 and the conference ID number is 24691492. The audio Webcast and replay of the conference call will also be available on EXFO's Website at www.EXFO.com, under the Investors section.

About EXFO
EXFO enables extraordinary experiences on global networks. Our test, service assurance and network visibility solutions allow network operators, web-scale service providers and equipment manufacturers to deliver a wealth of services to consumers, while increasing network capacity and reducing operating costs. From a company executive holding a telepresence meeting with overseas staff to a runner transferring data from wearable technology, EXFO's inherent expertise and powerful analytics render these events commonplace. Simply put, we have evolved over our 30-year history to ensure unmatched network performance and service experience on next-generation fixed and mobile networks. EXFO has a staff of approximately 1500 people in 25 countries, supporting more than 2000 customers worldwide. For more information, visit www.EXFO.com and follow us on the EXFO Blog, Twitter, LinkedIn, Facebook, Google+ and YouTube.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Forward-looking statements are statements other than historical information or statements of current condition. Words such as may, expect, believe, plan, anticipate, intend, could, estimate, continue, or similar expressions or the negative of such expressions are intended to identify forward-looking statements. In addition, any statement that refers to expectations, projections or other characterizations of future events and circumstances are considered forward-looking statements. They are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in forward-looking statements due to various factors including, but not limited to, macroeconomic uncertainty as well as capital spending and network deployment levels in the telecommunications industry (including our ability to quickly adapt cost structures with anticipated levels of business and our ability to manage inventory levels with market demand); future economic, competitive, financial and market conditions; consolidation in the global telecommunications test and service assurance industry and increased competition among vendors; capacity to adapt our future product offering to future technological changes; limited visibility with regards to timing and nature of customer orders; longer sales cycles for complex systems involving customers' acceptances delaying revenue recognition; fluctuating exchange rates; concentration of sales; timely release and market acceptance of our new products and other upcoming products; our ability to successfully expand international operations; our ability to successfully integrate businesses that we acquire; and the retention of key technical and management personnel. Assumptions relating to the foregoing involve judgments and risks, all of which are difficult or impossible to predict and many of which are beyond our control. Other risk factors that may affect our future performance and operations are detailed in our Annual Report, on Form 20-F, and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions. We believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, but we cannot assure that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. These statements speak only as of the date of this document. Unless required by law or applicable regulations, we undertake no obligation to revise or update any of them to reflect events or circumstances that occur after the date of this document.

*Non-IFRS Measures
EXFO provides non-IFRS measures (constant currency data, gross margin before depreciation and amortization and adjusted EBITDA) as supplemental information regarding its operational performance. The company uses these measures for the purpose of evaluating historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the company to plan and forecast future periods as well as to make operational and strategic decisions. EXFO believes that providing this information, in addition to IFRS measures, allows investors to see the company's results through the eyes of management, and to better understand its historical and future financial performance.
The presentation of this additional information is not prepared in accordance with IFRS. Therefore, the information may not necessarily be comparable to that of other companies and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.
Constant currency data is data before foreign currency impact. Data for the current period is translated using foreign exchange rates of the corresponding period from the preceding year.
Gross margin before depreciation and amortization represents sales less cost of sales, excluding depreciation and amortization.
Adjusted EBITDA represents net earnings before interest, income taxes, depreciation and amortization, restructuring charges, stock-based compensation costs and foreign exchange gain or loss.
The following tables summarize the reconciliation of adjusted EBITDA to IFRS net earnings, in thousands of US dollars:
Adjusted EBITDA (unaudited)
	Q4 2015	Q3 2015	Q4 2014	FY 2015	FY 2014

IFRS net earnings for the period	$2,323	$563	$1,204	$5,298	$783

Add (deduct):

Depreciation of property, plant and equipment	1,171	1,163	1,258	4,835	4,995
Amortization of intangible assets	322	444	1,117	2,883	4,398
Interest and other (income) expenses	61	36	(30)	(155)	(326)
Income taxes	1,740	1,707	1,449	5,198	4,479
Restructuring charges	1,637	–	–	1,637	–
Stock-based compensation costs	133	374	424	1,295	1,696
Foreign exchange (gain) loss	(2,425)	175	334	(7,212)	(1,634)
Adjusted EBITDA for the period	$4,962	$4,462	$5,756	$13,779	$14,391

Adjusted EBITDA in percentage of sales	8.8%	7.7%	9.6%	6.2%	6.2%

For more information
Vance Oliver
Director, Investor Relations
(418) 683-0913, Ext. 23733
vance.oliver@exfo.com

EXFO Inc.
Condensed Unaudited Interim Consolidated Balance Sheets

(in thousands of US dollars)

	As at August 31, 2015	As at August 31, 2014
Assets

Current assets
Cash	$25,864	$54,121
Short-term investments	1,487	5,726
Accounts receivable
Trade	48,068	46,031
Other	2,384	2,001
Income taxes and tax credits recoverable	3,855	3,796
Inventories	27,951	35,232
Prepaid expenses	2,801	2,281
	112,410	149,188

Tax credits recoverable	35,625	41,745
Property, plant and equipment	35,695	42,780
Intangible assets	4,096	7,293
Goodwill	21,860	26,488
Deferred income tax assets	8,900	9,816
Other assets	416	721

	$219,002	$278,031
Liabilities

Current liabilities
Accounts payable and accrued liabilities	$34,126	$29,553
Provisions	427	532
Income taxes payable	779	840
Deferred revenue	7,647	8,990
	42,979	39,915

Deferred revenue	2,957	3,319
Deferred income tax liabilities	1,524	3,087
Other liabilities	791	340
	48,251	46,661

Shareholders' equity
Share capital	86,045	111,491
Contributed surplus	17,778	16,503
Retained earnings	118,933	113,635
Accumulated other comprehensive loss	(52,005)	(10,259)
	170,751	231,370

	$219,002	$278,031

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Earnings

(in thousands of US dollars, except share and per share data)

	Three months ended August 31, 2015	Twelve months ended August 31, 2015	Three months ended August 31, 2014	Twelve months ended August 31, 2014

Sales	$56,594	$222,089	$59,742	$230,806

Cost of sales (1,2)	21,975	85,039	22,109	86,836
Selling and administrative (2)	20,511	82,200	21,454	86,429
Net research and development (2)	10,916	44,003	10,847	44,846
Depreciation of property, plant and equipment	1,171	4,835	1,258	4,995
Amortization of intangible assets	322	2,883	1,117	4,398
Interest and other (income) expense	61	(155)	(30)	(326)
Foreign exchange (gain) loss	(2,425)	(7,212)	334	(1,634)
Earnings before income taxes	4,063	10,496	2,653	5,262

Income taxes	1,740	5,198	1,449	4,479

Net earnings for the period	$2,323	$5,298	$1,204	$783

Basic and diluted net earnings per share	$0.04	$0.09	$0.02	$0.01

Basic weighted average number of shares outstanding (000's)	53,806	56,804	60,347	60,329

Diluted weighted average number of shares outstanding (000's)	54,473	57,457	61,043	61,015

(1)	The cost of sales is exclusive of depreciation and amortization, shown separately.
(2)	Restructuring charges included in:
Cost of sales	$290	$290	$–	$–
Selling and administrative	586	586	–	–
Net research and development	761	761	–	–

	$1,637	$1,637	$–	$–

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Comprehensive Income (Loss)

(in thousands of US dollars)

	Three months ended August 31, 2015	Twelve months ended August 31, 2015	Three months ended August 31, 2014	Twelve months ended August 31, 2014

Net earnings for the period	$2,323	$5,298	$1,204	$783
Other comprehensive income (loss), net of income taxes
Items that will not be reclassified subsequently to net earnings
Foreign currency translation adjustment	(9,676)	(39,175)	(294)	(7,086)
Items that may be reclassified subsequently to net earnings
Unrealized losses on forward exchange contracts	(1,419)	(5,583)	76	(618)
Reclassification of realized losses on forward exchange contracts in net earnings	669	2,107	203	959
Deferred income tax effect of losses on forward exchange contracts	180	905	(75)	(91)
Other comprehensive loss	(10,246)	(41,746)	(90)	(6,836)

Comprehensive income (loss) for the period	$(7,923)	$(36,448)	$1,114	$(6,053)

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Changes in Shareholders' Equity

(in thousands of US dollars)

	Twelve months ended August 31, 2014
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2013	$109,837	$17,186	$112,852	$(3,423)	$236,452
Exercise of stock options	225	–	–	–	225
Redemption of share capital	(831)	(106)	–	–	(937)
Reclassification of stock-based compensation costs	2,260	(2,260)	–	–	–
Stock-based compensation costs	–	1,683	–	–	1,683
Net earnings for the year	–	–	783	–	783
Other comprehensive income (loss)
Foreign currency translation adjustment	–	–	–	(7,086)	(7,086)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $91	–	–	–	250	250

Total comprehensive loss for the year					(6,053)

Balance as at August 31, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370

	Twelve months ended August 31, 2015
	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total shareholders' equity

Balance as at September 1, 2014	$111,491	$16,503	$113,635	$(10,259)	$231,370
Redemption of share capital	(26,827)	1,333	–	–	(25,494)
Reclassification of stock-based compensation costs	1,381	(1,381)	–	–	–
Stock-based compensation costs	–	1,323	–	–	1,323
Net earnings for the year	–	–	5,298	–	5,298
Other comprehensive loss
Foreign currency translation adjustment	–	–	–	(39,175)	(39,175)
Changes in unrealized losses on forward exchange contracts, net of deferred income taxes of $905	–	–	–	(2,571)	(2,571)

Total comprehensive loss for the year					(36,448)

Balance as at August 31, 2015	$86,045	$17,778	$118,933	$(52,005)	$170,751

EXFO Inc.
Condensed Unaudited Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

	Three months ended August 31, 2015	Twelve months ended August 31, 2015	Three months ended August 31, 2014	Twelve months ended August 31, 2014

Cash flows from operating activities
Net earnings for the period	$2,323	$5,298	$1,204	$783
Add (deduct) items not affecting cash
Stock-based compensation costs	133	1,295	424	1,696
Depreciation and amortization	1,493	7,718	2,375	9,393
Deferred revenue	(962)	396	(285)	(804)
Deferred income taxes	366	565	(557)	891
Changes in foreign exchange gain/loss	(967)	(3,842)	32	(491)
	2,386	11,430	3,193	11,468
Changes in non-cash operating items
Accounts receivable	(3,017)	(10,828)	7,261	3,578
Income taxes and tax credits	(98)	(2,062)	3,149	1,447
Inventories	1,803	820	2,072	(734)
Prepaid expenses	(107)	(982)	334	210
Other assets	32	61	73	92
Accounts payable, accrued liabilities and provisions	(862)	8,132	(6,124)	3,832
Other liabilities	(25)	(87)	(29)	(107)
	112	6,484	9,929	19,786
Cash flows from investing activities
Additions to short-term investments	(558)	(20,067)	(9,830)	(34,222)
Proceeds from disposal and maturity of short-term investments	‒	23,685	9,402	33,208
Additions to capital assets	(1,308)	(5,933)	(2,785)	(7,931)
	(1,866)	(2,315)	(3,213)	(8,945)
Cash flows from financing activities
Repayment of long-term debt	‒	‒	‒	(307)
Exercise of stock options	‒	‒	‒	225
Redemption of share capital	(320)	(25,494)	‒	(937)
	(320)	(25,494)	‒	(1,019)
Effect of foreign exchange rate changes on cash	(957)	(6,932)	(18)	(1,087)

Change in cash	(3,031)	(28,257)	6,698	8,735
Cash – Beginning of the period	28,895	54,121	47,423	45,386

Cash – End of the period	$25,864	$25,864	$54,121	$54,121